600 Travis, Suite 4200 Houston, Texas 77002 713.220.4200 Phone 713.220.4285 Fax andrewskurth.com Scott L. Olson 713.220.4764 Phone 713.238.7410 Fax slolson@andrewskurth.com

January 3, 2007

Ms. Peggy Fisher

Assistant Director

Securities and Exchange Commission

100 F Street NE, Mail Stop 6010

Washington, D.C. 20549-7010

Re:	Comverge, Inc, Form S-1 Amendment No. 2 File No. 333-137813 Filed December 13, 2006

Dear Ms. Fisher:

On behalf of Comverge, Inc., a Delaware corporation (the “Company), set forth below are the responses of the Company to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 22, 2006, with respect to the Company’s Form S-1 (File No. 333-137813) (the “Filing”). For your convenience, the responses are prefaced by the exact text of the Staff’s corresponding comment.

Please let us know if you have any questions or if we can provide additional information or otherwise be of assistance in expediting the review process.

Sincerely,

/s/ Scott L. Olson

Scott L. Olson

cc:	Michael Picchi, Chief Financial Officer (Comverge, Inc.) Tracey A. Zaccone (King & Spalding LLP)

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Comverge, Inc.

Form S-1 (File No. 333-137813)

Responses to SEC Comment Letter dated December 22, 2006

Form S-1 Amendment No. 2

Summary, page 2

1.	Please complete the table in the next amendment.

Response:

We have completed the table on page 2 of the document in response to this comment, except for the revenue information for the quarter ended December 31, 2006, which we anticipate will not be available until January 12, 2007.

Market Opportunities, page 2

2.	Clarify in the disclosure whether the Clean Edge report includes your technology in its definitions of the “clean energy sector” and “alternate energy resources,” and explain how your definition of those terms differs from this industry source.

Response:

We have defined the alternative energy resources segment to include, but not be limited to, the energy resources discussed within the Clean Edge report. The Clean Edge report sets forth information regarding spending on solar and wind resources and does not set forth information regarding spending within the geo-thermal or hydro segments of the alternative energy resources segment, although they are included under our definition of alternative energy resources. In addition, we have only utilized the data from the Clean Edge report that pertains to the delivery of electric capacity. We have revised page 3 of the document in response to this comment to clarify this point.

3.	Define what you mean by your “addressable market” on page 3 and why you believe that it is appropriate to state that these addressable market estimates “indicate the total spending over the next five years that directly apply to our products and services” when your products and services represent such a tiny portion of this market. For example, you refer to a $2 billion segment for alternative energy resources when your VPC programs represent less that 1% of the “addressable market.”

Response:

We have defined the addressable market as the total spending that we believe is available in the market segments that we have identified and to which we can offer our products and services as part of our business plan. We believe that it is

Comverge, Inc.

Form S-1 (File No. 333-137813)

Responses to SEC Comment Letter dated December 22, 2006

appropriate to identify a portion of each segment as available for our products and services (even if currently relatively small) and to disclose the amount that we believe is available to us. We have revised page 3 of the document in response to this comment to further define the phrase “addressable market.”

Dilution, page 30

4.	Refer to prior comment 16 and your response. Our comment was seeking additional disclosure regarding how the percentages and dollar amounts in the table at the bottom of page 30 would change, assuming the exercise of all outstanding warrants and options. Please expand the disclosure on page 31 to so state.

Response:

We have included a new table on page 31 of the document in response to this comment to provide additional disclosure regarding how the information would change assuming the exercise of all outstanding warrants and options.

The Growing Clean Energy Sector, page 61

5.	We note your response to comment 1. Please substantiate the “industry-accepted market penetration rate of 20% to 40%” as stated at page 62.

Response:

Although the statistic is widely accepted in the industry and is supported by our experience (e.g., our PacificCorp VPC project has attained over 30% penetration in the first three years of operation) and internal research, there is not a third-party source that can be identified to support the statistic. Accordingly, we have revised the disclosure on page 63 of the document in response to this comment to remove the referenced sentence.